UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 11)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,829,113,130.00	$235,589.77

*                                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 28,140,202 shares of common stock of Jos. A. Bank Clothiers, Inc. (‘‘JOSB’’) outstanding on a fully diluted basis as of the close of business on March 5, 2014. The transaction value was determined by multiplying (a) $65.00, the tender offer price, by (b) the sum of (i) 27,988,392 shares of common stock of JOSB issued and outstanding and (ii) 151,810 shares of common stock of JOSB reserved for issuance pursuant to outstanding equity awards under JOSB’s stock plans (as determined based on the maximum number of shares of common stock that may be settled pursuant to the terms and conditions of outstanding awards). The foregoing figures are as of March 5, 2014, and based on a representation provided by JOSB in the Agreement and Plan of Merger, dated as of March 11, 2014.

**                                    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒                                   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014
Amount Previously Paid:	$21,629.43	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014

Amount Previously Paid:	$6,678.31	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	March 20, 2014

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                   third-party tender offer subject to Rule 14d-1.

☐                                     issuer tender offer subject to Rule 13e-4.

☐                                     going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase, dated March 20, 2014, and the related letter of transmittal that accompanies the Second Amended and Restated Offer to Purchase, which amend and restate the Amended and Restated Offer to Purchase dated February 24, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related letter of transmittal that accompanied such Amended and Restated Offer to Purchase.  This Amendment is being filed on behalf of MW and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented to include the following:

The Offer was scheduled to expire at 5:00 p.m., New York City time, on April 9, 2014.  In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on April 23, 2014, unless further extended.  As of 5:00 p.m. New York City time on April 9, 2014, approximately 20,601,023  shares of JOSB common stock (including 1,991,681 shares of JOSB common stock subject to notice of guaranteed delivery) had been validly tendered in, and not withdrawn from, the Offer.

The Offer to Purchase is hereby amended and supplemented as follows:

1.              The following paragraph is hereby added immediately after the paragraph in Section 11 “Background of the Offer; Other Transactions with JOSB” that begins “From March 1 through March 11, 2014…”:

“On March 9, 2014, at the direction of the Compensation Committee of the Board of JOSB (the “JOSB Compensation Committee”), following the last discussions between the parties with respect to the purchase price, Mr. Ritman, Chairman of the JOSB Compensation Committee, Mr. Wildrick, MW, WF&G and Skadden spoke by teleconference to discuss a potential retention plan for certain key employees of JOSB.  Later on such conference call, Mr. Wildrick left the conference call and the remaining participants discussed a potential retention arrangement with Mr. Wildrick.  During such discussions, Mr. Ritman indicated that the JOSB Compensation Committee was considering providing, and was interested in soliciting input from MW and its advisors with respect to, retention payments for continuous service to key employees, consisting of cash and, in the case of Mr. Wildrick, cash and stock.  Discussions and negotiations relating to retention arrangements, including a non-compete arrangement with Mr. Wildrick in lieu of a payment under the retention program, continued on March 10, 2014 and March 11, 2014 between MW, Mr. Ritman, Mr. Wildrick, WF&G and Skadden. On March 11, 2014, MW, JOSB and Mr. Wildrick entered into a term sheet relating to the non-compete arrangement and certain obligations under Mr. Wildrick’s consulting agreement with JOSB.”

2.              The following paragraph is hereby added immediately after the second paragraph in Section 10 “Source and Amount of Funds”:

“It is expected that the term loan facility (the “Term Loan Facility”), asset-based revolving facility

(the “ABL Facility”) and the bridge loan (the “Bridge Loan” and together with the Term Loan Facility and the ABL Facility, the “Facilities”), if any, will bear interest at floating rates, in each case subject to market conditions.  It is also expected that the Term Loan Facility will mature on a date that is seven years from the Closing Date, the ABL Facility will mature on a date that is five years from the Closing Date and the Bridge Loan (if any) will mature on a date that is eight years from the Closing Date.  The Facilities will be secured by all or substantially all of the assets of MW and certain of its subsidiaries (including, after the closing of the Merger, JOSB).”

3.              The last paragraph in Section 15 “Conditions of the Offer” is hereby deleted.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(Q) Press Release issued by MW on March 20, 2014, announcing the extension of the Offer.

(a)(5)(R) Press Release issued by MW on April 10, 2014, announcing the extension of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014

THE MEN’S WEARHOUSE, INC.

	By:	/s/ JON W. KIMMINS
	Name:	Jon W. Kimmins
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

	By:	/s/ JON W. KIMMINS
	Name:	Jon W. Kimmins
	Title:	Executive Vice President, Treasurer and Chief Financial Officer